Contacts:

Patty Kehe

Corporate Secretary
Dynasil Corporation of America
Phone: (617) 668-6855
pkehe@dynasil.com

David Calusdian
Executive Vice President and Partner
Sharon Merrill
617.542.5300
DYSL@InvestorRelations.com

Dynasil Corporation of America Reports Third Quarter Fiscal 2012 Results
- Company Hosts Conference Call at 5:00 p.m. (ET) Today

Watertown, MA, August 14, 2012 – Dynasil Corporation of America (NASDAQ: DYSL), a leading developer of sensing, detection and analysis technology for homeland security, medical and industrial applications, today announced financial results for the fiscal 2012 third quarter ended June 30, 2012.

Net revenue for the third quarter of fiscal 2012 increased 2.2% to $12.4 million from $12.2 million for the third quarter of fiscal 2011. Contract Research segment revenue grew to $6.6 million compared with $6.3 million in the same period a year earlier. Revenue from the Company’s Products and Technology segment was $5.9 million, essentially unchanged from the third quarter of 2011.

“Our Contract Research business remained strong in the third quarter, as revenue increased 4.4% and we maintained a solid funded project backlog that extends into 2014,” said Peter Sulick, Dynasil’s Chairman and Interim CEO and President. “In addition, we are successfully broadening our Contract Research customer base by targeting new agencies and non-governmental opportunities. Our Products and Technology revenue has remained steady throughout the year as we complete our product refresh activities and continue development of our dual mode detector technology.”

Gross margin for the third quarter of 2012 totaled $5.2 million, or 41.5% of net revenue, compared with $5.1 million, or 42.3% of revenue, for the same period of fiscal 2011.

Selling, general and administrative (“SG&A”) expenses for the third quarter of fiscal 2012 totaled $5.2 million versus $4.9 million for the comparable period in fiscal 2011. This does, however, represent a decline of approximately $350,000 from the Company’s SG&A expenses in the second quarter of this year. Over the past 12 months, the Company has been incurring expense to refresh certain of its aging products within our Dynasil Products business, provide incentives to management, expand its intellectual property portfolio and invest in the biomedical initiative in Rochester, MN. The development work on the Dynasil Products refresh is largely complete and these products will be available for sale in 2013. The Company’s intellectual property portfolio has expanded from 40 issued, 3 provisional and 18 pending U.S. Patents as of June 30, 2011 to 43 issued, 25 provisional and 37 pending U.S. Patents as of June 30, 2012. There are a number of exciting activities within the biomedical initiative.

The net loss for the third quarter of 2012 was $48,130 or $0.00 per share, compared with net income of $1.0 million, or $0.07 per diluted share, for the quarter ended June 30, 2011, which included approximately $1,045,000 in Research & Experimentation tax credits.

Recent Highlights

•	$3 Million Financing Agreement: On July 31, 2012, Dynasil completed a $3 million subordinated note financing with Massachusetts Capital Resource Company (MCRC) pursuant to a Note Purchase Agreement. Proceeds from the Note Purchase Agreement were used to repay in full approximately $1.9 million in promissory notes issued in connection with a put right exercised by a former owner of RMD Instruments, LLC, which Dynasil acquired in 2008. The remaining $1.1 million of proceeds will be used for the Company’s working capital.

•	Framework for collaborations with Mayo Clinic: Dynasil signed a technology collaboration agreement with Mayo Clinic, providing the framework under which the organizations intend to advance early-stage innovations to patented products for therapeutic applications. Their first collaborative project focuses on a therapeutic hypothermia core cooling technology designed to protect the brain during cardiac arrest and traumatic brain injury.

“We believe that our biomedical technologies may have significant commercial potential, and our goal is to monetize the most promising opportunities,” Sulick said. “Toward that end, we have filed provisional patents for certain technologies and have begun exploring the possibility of spinning out at least one of these technologies into an independent entity. Our goal would be to maintain a substantial interest in the entity while bringing in complementary expertise to advance the technologies to market.”

Conference Call Information
Dynasil Corporation will host a conference call for investors and analysts at 5:00 p.m. ET today. The call will be hosted by Chairman and Interim CEO and President Peter Sulick and Chief Financial Officer Richard Johnson. Those who wish to listen to the conference call should visit the Investor Information section of the Company’s website at www.dynasil.com. The call also may be accessed by dialing (877) 407-5790 or (201) 689-8328. For interested individuals unable to join the live conference call, a webcast replay will be available on the Company’s website for one year.

About Dynasil

Dynasil Corporation of America (NASDAQ: DYSL) develops and manufactures detection and analysis technology, precision instruments and optical components for the homeland security, medical and industrial markets.  Combining world-class technology with expertise in research and materials science, Dynasil is commercializing products including dual-mode radiation detection solutions for Homeland Security and commercial applications, probes for medical imaging and sensors for non-destructive testing.  Dynasil has an impressive and growing portfolio of issued and pending U.S. patents. The Company is based in Watertown, Massachusetts, with additional operations in Mass., Minn., NY, NJ and the United Kingdom. More information about the Company is available at www.dynasil.com.

Forward-looking Statements

This news release may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements regarding future events and our future results are based on current expectations, estimates, forecasts, and projections and the beliefs and assumptions of our management. These forward-looking statements may be identified by the use of words such as “may,” “could,” “expect,” “estimate,” “anticipate,” “continue” or similar terms, though not all forward-looking statements contain such words. The actual results of the future events described in such forward-looking statements could differ materially from those stated in such forward-looking statements due to a number of important factors. These factors that could cause actual results to differ from those anticipated or predicted include, without limitation, our ability to develop and commercialize our products, including our dual mode detectors and the development of new technologies including at Dynasil Biomedical, the size and growth of the potential markets for our products and our ability to serve those markets, the rate and degree of market acceptance of any of our products, general economic conditions, costs and availability of raw materials and management information systems, our ability to obtain and maintain intellectual property protection for our products, competition, the loss of key management personnel, litigation, the effect of governmental regulatory developments, the availability of financing sources, our ability to identify and execute on acquisition opportunities and integrate such acquisitions into our business, and seasonality, as well as the uncertainties set forth in the Company’s Annual Report on Form 10-K and from time to time in the Company's other filings with the Securities and Exchange Commission. The Company disclaims any intention or obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

Dynasil Corporation of America and Subsidiaries
Consolidated Balance Sheets
	30-Jun	30-Sep
	2012	2011
ASSETS	(Unaudited)
Current Assets
Cash and cash equivalents	$2,986,312	$4,479,840
Accounts receivable, net	7,643,129	5,837,139
Inventories	3,151,255	3,250,539
Cost in excess of billings	-0-	408,240
Deferred tax asset	1,225,446	1,119,800
Prepaid expenses and other current assets	1,151,428	771,564
Total current assets	16,157,570	15,867,122

Property, Plant and Equipment, net	5,020,442	4,860,328
Other Assets
Intangibles, net	5,885,922	6,374,329
Goodwill	13,287,807	13,330,182
Deferred financing costs, net	120,722	150,656
Total other assets	19,294,451	19,855,167

Total Assets	$40,472,463	$40,582,617

LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities
Current portion of long-term debt	$1,857,143	$1,859,728
Obligation to repurchase stock	1,857,546	-0-
Accounts payable	3,186,198	2,088,395
Accrued expenses and other liabilities	1,977,990	2,298,460
Contingent consideration	141,337	183,713
Total current liabilities	9,020,214	6,430,296

Long-term Liabilities
Long-term debt, net of current portion	7,555,446	8,985,442
Deferred tax liability	811,705	924,837
Total long-term liabilities	8,367,151	9,910,279

Temporary Equity	-0-	2,000,000

Stockholders' Equity	23,085,098	22,242,042

Total Liabilities and Stockholders' Equity	$40,472,463	$40,582,617

Dynasil Corporation of America and Subsidiaries

Consolidated Statement of Operations and Comprehensive Income (Loss)

(Unaudited)

	Three Months Ended		Three Months Ended
	June 30,		June 30,
	2012	2011	2012	2011
Net revenue	$12,415,772	$12,153,175	$37,279,808	$35,896,030
Cost of revenue	7,259,466	7,012,611	21,733,906	21,136,257
Gross profit	5,156,306	5,140,564	15,545,902	14,759,773
Selling, general and administrative expenses	5,180,292	4,911,288	15,679,544	12,978,126
Income (loss) from operations	(23,986)	229,276	(133,642)	1,781,647
Interest expense, net	140,246	148,563	375,855	461,916
Income (loss) before income tax benefit	(164,232)	80,713	(509,497)	1,319,731
Income tax benefit	(116,102)	(946,165)	(367,047)	(478,342)
Net income (loss)	$(48,130)	$1,026,878	$(142,450)	$1,798,073

Net Income (loss)	$(48,130)	$1,026,878	$(142,450)	$1,798,073
Other comprehensive income (loss):
Foreign currency translation	31,222	47,118	(29,138)	185,712
Total comprehensive income (loss)	$(16,908)	$1,073,996	$(171,588)	$1,983,785

Net income (loss)	$(48,130)	$1,026,878	$(142,450)	$1,798,073
Dividends on preferred stock	-0-	-0-	-0-	116,646
Net income (loss) applicable to common stockholders	$(48,130)	$1,026,878	$(142,450)	1,681,427
Dividend add back due to preferred stock conversion	-0-	-0-	-0-	116,646
Net income (loss) for diluted income per common share	$(48,130)	$1,026,878	$(142,450)	$1,798,073

Basic net income (loss) per common share	$(0.00)	$0.07	$(0.01)	$0.12
Diluted net income (loss) per common share	$(0.00)	$0.07	$(0.01)	$0.12

Weighted average shares outstanding
Basic	14,275,293	15,394,811	14,878,360	14,448,875
Diluted	14,275,293	15,748,591	14,878,360	14,802,655